# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 08/27/2026
Amends the filing with accession number 0001019056-26-000048
Filed by CIK 0002005138
Persons authorized to receive notices and communications: Alexander Kachmar, Bradley &, Daytona Railway and Land Co. LLC, 5753 Highway, 85 N PMB 5974, Crestview, Florida (FL), 32536, 973-979-1329

## Reporting persons
- Bradley & Daytona Railway and Land Co. LLC (CIK 0002005138): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 16,110; shared voting power 39,921; sole dispositive power 16,110; shared dispositive power 0; aggregate amount beneficially owned 16,110 (4.8% of the class)
- Alexander Kachmar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 10,500; shared voting power 39,921; sole dispositive power 10,500; shared dispositive power 0; aggregate amount beneficially owned 10,500 (3.1% of the class)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 9,439; shared voting power 39,921; sole dispositive power 9,439; shared dispositive power 0; aggregate amount beneficially owned 9,439 (2.8% of the class)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 3,872; shared voting power 39,921; sole dispositive power 3,872; shared dispositive power 0; aggregate amount beneficially owned 3,872 (1.2% of the class)
- David Cacciapaglia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 13,311; shared voting power 39,921; sole dispositive power 13,311; shared dispositive power 0; aggregate amount beneficially owned 13,311 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Relating solely to the exercise of voting rights with respect to the Series A Preferred Stock and matters arising under Section 8 of the Articles Supplementary, the Reporting Persons may be deemed to beneficially own an aggregate of 39,921 shares of the Issuer's Series A Preferred Stock, representing approximately 11.85% of the Issuer's outstanding Series A Preferred Stock, which percentage is calculated based upon 336,944 shares of Series A Preferred Stock outstanding as of June 30, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 12, 2026.

Bradley & Daytona and Alexander Kachmar directly beneficially own 26,610 shares of Series A Preferred Stock.

D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013 and David Cacciapaglia Family Trust, U/A DTD 11/25/2020 beneficially owns 13,311 shares of Series A Preferred Stock; David Cacciapaglia indirectly beneficially owns said 13,311 shares of Series A Preferred Stock through the above named trusts together.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting power with respect to the aggregate 39,921 shares of Series A Preferred Stock solely with respect to matters previously described in Item 4 of Amendment No. 4 filed on May 26, 2026. Each Reporting Person retains sole dispositive power over the shares beneficially owned by such Reporting Person.
Transactions in the class effected during the past sixty days: The transactions in the Series A Preferred Stock by Bradley & Daytona and Alexander Kachmar since Amendment No. 6 was filed on June 26, 2026, are included in Exhibit 99.A.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.A - Transactions in the Issuer's Securities by the Reporting Persons
Exhibit 99.B - Joint Filing Agreement
Exhibit 99.C - Letter to the Power REIT Corporate Secretary and Board of Trustees

## Signatures
- Bradley & Daytona Railway and Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (08/27/2026)
- Alexander Kachmar: /s/ Alexander Kachmar, Alexander Kachmar (08/27/2026)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: /s/ David Cacciapaglia, David Cacciapaglia, Trustee (08/27/2026)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: /s/ David Cacciapaglia, David Cacciapaglia, Trustee (08/27/2026)
- David Cacciapaglia: /s/ David Cacciapaglia, David Cacciapaglia (08/27/2026)